March 4, 2010

Michael Clampitt, Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:          AJ Acquisition Corp I, Inc
AJ Acquisition Corp II, Inc
AJ Acquisition Corp III, Inc
AJ Acquisition Corp IV, Inc
AJ Acquisition Corp V, Inc

Registration Statements on Form 10-12 (g)
Filed February 12, 2010
File Nos. 000-53886, 000-53887, 000-53888, 000-53889,
000-53890

Dear Mr. Clampitt:

We represent AJ Acquisition Corp. (“AJ Acquisition” or, the “Company,” “we,” “us,” or “our”). We are in receipt of your letter dated March 2, 2010 and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note that the disclosure in the Form 10 for AJ Acquisition Corp I differs from that in the Forms 10 for AJ Acquisition Corp II-V.  For example, see the disclosure for Part I. Item 7 and Part II Items 1, 4 and 5.  Please reconcile or advise.

Answer:	The disclosures for the Form 10s have been revised to be consistent.

Part 1. Item 1
Form of Acquisition, page 2

2.	Highlight in the first paragraph that shareholders in the registrant will be substantially diluted or eliminated as equity holders by an acquisition and will likely have no vote on the acquisition.

Answer:
The first paragraph has been revised to highlight that the shareholders in the registrant will be substantially diluted or eliminated as equity holders by an acquisition. The Company has not revised the disclosure on the current shareholders of the Company not having a vote on the acquisition since they will have a vote on such acquisition.

3.	In the second paragraph clarify, if true, that what you mean by “prior stockholders” are stockholders of the registrant.

Answer:	This disclosure has been revised to disclose that it is meant as current stockholders of the Company.

Risk Factors, page 4

4.	The first risk factor heading contains two sentences. Only the second sentence is appropriate as a risk factor heading for the disclosure that follows. Please revise or advise.

Answer:                 The first sentence in the risk factor heading has been deleted.

5.
Many of your risk factor headings do not state clearly the actual risk to shareholders.  Please revise your headings to state the risk to shareholders.  For example, the first heading should state the risk that management may have incentives to act adversely to shareholder interests.   The third heading should state the risk to shareholders of competition:  competitive disadvantage and reduced likelihood of consummating a deal.  In the second heading on page 7, state the risks of liquidity and capital.  In the third heading on page 7, state the anti-takeover effects of your certificate of incorporation.  In the fourth heading on page 7, state the risk that shareholders will have no power to choose management or impact operations.

Answer:	The risk factor headings have been revised to clearly state the actual risk to shareholders.

There are issues impacting liquidity of our securities with respect to the SEC’s review of a future resale registration statement, page 5

6.
Restate the heading to be more specific and to clarify the risk.  Consider changing the focus of the heading to the company’s plans to create liquidity by registering shares for resale rather than on the SEC’s review process.

Answer:	This heading has been revised to more specific, clarify the risk and to focus on the Company’s plan to create liquidity by registering shares for resale.

7.	Streamline the disclosure under this risk factor to provide just enough background information to explain the risks addressed.

Answer:	This risk factor has been revised to remove the reference to Rule 415 and cut backs since it is not relevant to this risk factor and Rule 415 does not apply to the Company at this time.

8.	Clarify what you mean by a primary offering carrying additional risks to shareholders than a Rule 415 Secondary offering.

Answer:	As set forth above, this reference has been deleted since it does not apply.

9.	Consider whether the disclosure should be bifurcated to discuss the risks to liquidity in the case of a “cut back” separately from the risks of being ineligible for a Rule 415 offering.

Answer:	As set forth above the disclosure regarding Rule 415 and cut backs has been deleted from this filing.

Because we may seek to complete a business combination through a “reverse merger,” following such a transaction we may not be able to attract the attention of major brokerage firms, page 7

10.	Clarify the relationship between a reverse merger and the reluctance of brokerage firms to provide coverage or secondary offerings.

Answer:	This risk factor has been revised to clarify that the Company may be deemed a penny stock after the reverse merger and to disclose the risks based upon same.

11.           Also clarify in the heading the risk to shareholders.

Answer:                 The heading has been revised to clarify the risk to the shareholder.

Item 7. Certain Relationships and Related Transactions, page 10

12.	Expand the heading and discussion to include director independence disclosure as required by Form 10 and Item 407(a) of Regulation S-K.

Answer:	The heading and discussion have been revised to include director independence disclosure as required by Form 10 and Item 407(a) of Regulation S-K.

13.	Specify under this heading any reportable related party transactions or provide a specific cross reference to the disclosure elsewhere in the document that satisfies the Form 10 Item requirement.

Answer:	This section has been revised to disclose any reportable related party transaction.

Part II.
Item 1. Market For Common Equity and Related Stockholder Matters, page 11

14.
In the Forms 10 for AJ Acquisition Corp II-V, you state that there is one stockholder of record.  This disclosure is inconsistent with various other disclosures within the documents and with the Forms 10 for AJ Acquisition Corp I.  Please revise.

Answer:	The Form 10s for AJ Acquisition Corp II-V have been revised to disclose that there are two stockholders of record.

Item 4. Recent Sales of Unregistered Securities, page 11

15.	Please revise or explain the reference to Mr. Snyder as having purchased unregistered securities.

Answer:                 This section has been revised to delete the reference to Mr. Snyder.

Item 5. Indemnification of Directors and Officers, page 10

16.	In the Forms 10 for AJ Acquisition Corp II-V, you provide disclosure on Delaware law, rather than Nevada law. Please revise or advise.

The Form 10s for AJ Acquisition Corp have been revised to provide disclosure on Nevada law.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN

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